

November 29, 2010

John W. Chamberlain
Chief Executive Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, California 92130

>   **Re: American Assets Trust, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed November 12, 2010**
>   **File No. 333-169326**

Dear Mr. Chamberlain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced in our comment correspond to the pages numbers in the courtesy copies provided.

Prospectus Summary, page 1

1.   We note your response to comment 2 in our letter dated November 8, 2010. We further note, however, that your summary continues to be over 20 pages long and contains a lengthy description of your competitive strengths, growth strategies, market opportunity and industry background. Please further revise your summary to substantially reduce the amount of repetitive disclosure in the summary and, in particular, the first four pages.

Summary Risk Factors, page 4

2.   We note your response to comment 4 in our letter dated November 8, 2010 and the revised disclosure on page 36 that you may become subject to litigation in connection with the formation transactions in the event that prior investors dispute the valuation of their respective interests, the adequacy of the consideration to be received by them or the

interpretation of the agreements implementing the formation transactions. Please revise your disclosure on pages 6 and 36 to more specifically describe the risks to your business of the on-going litigation as well as any litigation in connection with the formation transactions, including quantifying such claims and the costs of defending such litigation. In addition, please specifically describe any impact to your business, as applicable.

Structure and Formation of Our Company, page 10

3.   We note your response to comment 5 in our letter dated November 8, 2010 that these other prior investors include some individuals with extended family ties to Mr. Rady. Please revise your disclosure to include this information and quantify how many investors have extended family ties to Mr. Rady. In addition, please clarify in this section, or elsewhere as appropriate, how many of these prior investors are claimants in the on-going litigation, discuss the impact of these claims on the formation transactions and more specifically describe the consent provided by the claimants to the formation transactions disclosed on page 183.

4.   We note your response to comment 7 in our letter dated November 8, 2010 and the revised disclosure on pages 11 and 205 referencing the valuation analysis conducted by an independent third party. Please identify such third party or advise. In addition, tell us what consideration you gave to providing a consent from the independent third party.

Our Portfolio, page 118

Mixed-Use Portfolio

5.   We note your response to comment 12 in our letter dated November 8, 2010 and the disclosure in footnote (4) on page 170. Please briefly revise to clarify what you mean by "a portion" of the hotel opened in December 2006.

Pro Forma Consolidated Statement of Operations, page F-8 and F-9

6.   Please refer to footnote (JJ) on page F-19. Please disclose the amounts related to the non-cash stock-based compensation expense separate from services and expenses under contract. With respect to non-cash stock-based compensation expense, please also disclose the following:

- The method used to measure absolute and relative performance.
- The significant factors, assumptions, and methodologies used in determining the discount rate and the inputs in determining the aggregate fair value of these awards.

Financial Statements of American Assets Trust, Inc. Predecessor

Note 1 – Summary of Significant Accounting Policies

Real Estate, page F-32

7.   We note your response to comment 15 and your revised disclosure on page F-34 that, "The value of below market rental lease renewal options is deferred until such time the renewal option is exercised and subsequently amortized over the corresponding renewal period."   Please explain your basis for this treatment rather than amortizing the referenced leases over the initial term plus the term of the fixed rate renewal option. In addition, please tell us what analysis was performed that supports your representation that leases that are 3 – 15% below market at acquisition would not renew. Quantify the impact had you accounted for the remaining eleven leases in a manner similar to the nine where you included the effects of the renewal option. Also advise us how this aspect of your policy complies with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Scott N. Wolfe, Esq.
    Julian T.H. Kleindorfer, Esq.
    Michael E. Sullivan, Esq.
    Latham & Watkins LLP
    Via facsimile (213) 891-8763